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April 24, 2009

Securities and Exchange Commission
100 F Street N.E.,
Washington, DC 20549-1004

ATTN: Document Control - EDGAR

Re:   RiverSource Life Insurance Company  ("Registrant")
           RiverSource(R) Group Variable Annuity Contract
      Post-Effective Amendment No. 1 on Form S-1
      File No. 333-149951

Dear Commissioners:

Registrant has filed its Post-Effective Amendment No. 1 on Form S-1on or about April 24, 2009. Pursuant to Rule 461, the Underwriter, RiverSource Distributors, Inc., now respectfully requests that the effective date of the Registration be accelerated and that the Registration Statement be declared effective on May 1, 2009.

Yours truly,

RiverSource Distributors, Inc.


By: /s/ Scott R. Plummer
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    Scott R. Plummer
    Chief Counsel